SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of our reply to the letter of the Philippine Stock Exchange dated February 21, 2012, which we also filed with the Philippine Securities and Exchange Commission.	4

Exhibit 1

February 21, 2012

The Philippine Stock Exchange
3rd Floor Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department
Mr. Norberto T. Moreno, Jr. Assistant Head, Disclosure Department

Dear Sirs and Mesdames:

We refer to your letter dated February 21, 2012 requesting for clarification and/or confirmation of the news article entitled “PLDT, Meralco, MPIC hit 2011 target” published in today’s issue of the BusinessWorld. The article reported in part that:

“THREE CORPORATE heavyweights – Philippine Long Distance Telephone Co. (PLDT), Manila Electric Co. (Meralco) and Metro Pacific Investments Corp. (MPIC) – hit their respective targets for 2011, businessman Manuel V. Pangilinan told reporters yesterday.

“PLDT has definitely met its guidance. For Meralco, we posted good numbers as well, better than 2010. It has also met its profit guidance,” he said in a chance interview.

.....

For PLDT, this would mean hitting at least P39 billion for 2011 in line with telco’s downgraded profit guidance.”

Subject to the completion of the audit review of our financial statements, PLDT anticipates meeting its core income guidance for 2011 of P39 billion.

We are scheduled to release our full year results on 6 March 2012.

Thank you.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 21, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of our letter dated February 21, 2012 to the Philippine Stock Exchange, Inc. (PSE) in response to their letter of even date requesting for clarification and/or confirmation of the news article entitled “PLDT, Meralco, MPIC hit 2011 target” published in today’s issue of the BusinessWorld.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 21, 2012

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553; 816-8556

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (PSE) dated February 21, 2012 in response to their letter of even date requesting for clarification and/or confirmation of the news article entitled “PLDT, Meralco, MPIC hit 2011 target” published in today’s issue of the BusinessWorld.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 21, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 21, 2012